UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	September, 2005
Commission File Number:	000-26296

Petaquilla Minerals Ltd.

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

FORM 52-109FT2

Certification of Interim Filings

I, Michael Levy, President and Director of Petaquilla Minerals Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending July 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: September 13, 2005

“Michael Levy”

Michael Levy

President and Director

FORM 52-109FT2

Certification of Interim Filings

I, Kenneth W. Morgan, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending July 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: September 13, 2005

“Kenneth W. Morgan”

Kenneth W. Morgan

Chief Financial Officer

AMENDED

PETAQUILLA MINERALS LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR THE SIX MONTHS ENDED JULY 31, 2005

The following information should be read in conjunction with the Company’s July 31, 2005 interim consolidated financial statements and related notes. All amounts are expressed in Canadian dollars unless otherwise indicated.

Petaquilla Minerals Ltd. (“PTQ”) owns 52% of the copper/gold porphyry system in Panama known as the Minera Petaquilla project. Inmet Mining Ltd. (“Inmet”) owns the remaining 48%. At present, Teck Cominco Limited (“Teck”) holds no interest, but can acquire an effective 26% interest in the Minera Petaquilla S.A. project by funding PTQ’s share of the cost of placing this project into production.

In January 1998, a bankable final feasibility study on the Minera Petaquilla project was completed by H.A. Simons Ltd. on behalf of Teck. Teck is entitled to elect and has elected to defer its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla. The deferral was based on Teck's view that the property was uneconomic at that time.

On June 1, 2005 , the Company entered into an agreement with Teck and Inmet whereby the Company may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to the Company, Teck and Inmet .

The Company intends to focus the first phase of the mine development plan on the Molejon gold deposit, and has begun further exploration and development work for the purposes of a feasibility study on the deposit. In addition, the Company intends to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession

On April 26, 2005, the Company and Inmet waived Teck’s annual obligation, under the Petaquilla Shareholders Agreement to update and deliver the final bankable feasibility study to our company in 2005. The Company chose to waive Teck's obligation due to our ongoing work on the proposed phased development plan. However, should delivery of an updated study become appropriate, the Company will request Teck to deliver an updated version of the final bankable feasibility study.

OVERALL PERFORMANCE

Teck-Inmet Agreement

On June 1, 2005, the Company entered into the Molejon Gold Project Agreement (the “Agreement”), which formalizes the Letter of Intent announced on December 13, 2004.

According to the Agreement, Teck and Inmet have agreed to transfer their interests in the Molejon gold deposit and 100% of any other gold deposits occurring on the partners’ joint venture lands to PTQ, subject to a royalty in favour of Teck and Inmet.

In addition, the partners have agreed to conduct a review of strategic alternatives in order to potentially advance the development of the jointly owned Minera Petaquilla S.A. copper project.

Molejon Project

Since signing the Letter of Intent with Teck and Inmet on December 13, 2004, which resulted in the Agreement dated June 1, 2005, the Company has achieved a number of its objectives.

The Company spent $910,027 in resource property costs during the six months ended July 31, 2005. A base camp has been re-established at the Company’s advanced stage epithermal Molejon gold deposit in Panama. In addition, the Company has now completed in excess of 4,700 meters of trenching, with 2,759 samples collected and assayed.

Highlights from trenching results:

-	Grades in the Main Zone are higher than previously indicated.
-	The 244 Area of the Main Zone returned grades in excess of 100 gr/t.
-	The Northwest Zone has been expanded and is now over 340 meters across.
-	The NW Zone has returned grades in excess of 40 gr/t.
-	The Central Zone has returned grades in excess of 18 gr/t.
-	New areas of mineralization have been discovered within the original pit boundaries.

Trenching is in progress on the Molejon deposit, with the objective of defining drill targets for the upcoming drill program scheduled for the fall of 2005.

The Company expects that this upcoming drill program will add both ounces and grade to the published resource estimate for Molejon.

Rio Belencillo Option

The Company granted Gold Dragon Capital Management Ltd. (“Gold Dragon”) an option (the “Option”) to purchase its interests in the Rio Belencillo and Rio Petaquilla concessions in Panama for $1,152,400, payable in capital stock of Gold Dragon. In order to activate the Option, Gold Dragon must evidence ownership of a minimum of at least 2% of the issued and outstanding shares of PTQ within 120 days of the execution of the Option Agreement. As of the date of this report, Gold Dragon has purchased 280,000 shares of the Company.

Initial exploration on the Rio Belencillo by Madison Enterprises Corp. included 3,756 meters of diamond drilling. The Rio Petaquilla is a 45 square kilometer exploration stage property located adjacent to Zone 1 of the Rio Belencillo.

Reorganization Plan

The Company announced that it intends to submit a reorganization plan to shareholders at an extraordinary shareholder meeting to be held at a later date. The plan would separate PTQ’s precious metals deposits and its exploration lands from its Minera Petaquilla S.A. porphyry copper deposits in north-central Panama.

OPERATIONS AND FINANCIAL CONDITION

The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

At July 31, 2005, the Company had total assets of $1,303,206 as compared with $1,989,474 at January 31, 2005. This decrease is primarily attributable to losses incurred by the Company. Working capital at July 31, 2005 decreased to $103,188 from working capital of $870,543 at January 31, 2005 as a result of losses incurred by the Company.

Expenses for the six month period ended July 31, 2005 were $2,507,121, a substantial increase from $838,242 for the six month period ended July 31, 2004. The increase in expenses are primarily a response by the Company to improving precious and base metal prices, which have caused renewed interest in copper-gold properties such as the Company’s Petaquilla Property. The Company's largest cash outflow in the six month period ended July 31, 2005 were resource property costs of $910,027, compared to only $52,406 in the comparable period of the prior year. It is expected that, subject to obtaining sufficient financing, resource property costs will increase in future periods as the Company continues to develop its Molejon property. Stock-based compensation, a non-cash expense, increased to $871,415 compared to $380,525 in the comparable period of the prior year. Investor relations and shareholder information expense and office administration expense increased to $136,573 and $106,133 from $48,240 and $27,861, respectively, in the comparable period of the prior year. Wages and benefits expense was $120,177, a decrease from $166,829 in the comparable period of the prior year. The Company also received net proceeds of $629,837 from the issuance of capital stock as the result of the exercise of options and warrants, compared to $292,325 in the comparable period of the prior year.

During the period, the Company sold 500,000 of its shares held in treasury at a price of $0.65 per share for net proceeds of $319,985. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $1,574,015 resulting from the sale of these shares and related broker fees has been charged to deficit in the current period.

During the six month period ended July 31, 2005, the Company recorded an exchange loss of $15,134 and interest income of $15,322. During the six month period ended July 31, 2004, the Company recorded interest income of $11,028, a write-down of property and equipment of $42,705, a gain on redemption of performance bond of $208,944 and an exchange loss of $95,938.

The net loss for the six month period ended July 31, 2005 was $2,506,933 or $0.05 per share as compared with a net loss for the six month period ended July 31, 2004 of $756,913 or $0.02 per share.

SUMMARY OF QUARTERLY RESULTS

	2005 Jul 31 Q2	2005 Apr 30 Q1	2005 Jan 31 Q4	2004 Oct 31 Q3	2004 Jul 31 Q2	2004 Apr 30 Q1	2004 Jan 31 Q4	2003 Oct 31 Q3
Total revenue	$0	$0	$0	$0	$0	$0	$0	$0
Earnings (loss) before extraordinary items	(1,407,029)	(1,099,904)	(607,118)	(434,242)	(193,416)	(563,497)	(398,610)	(269,622)
Per Share1	(0.03)	(0.02)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)
Net earnings (loss) for the period	(1,407,029)	(1,099,904)	(607,118)	(434,242)	(193,416)	(563,497)	(398,610)	(269,622)
Per Share1	(0.03)	(0.02)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

RELATED PARTY TRANSACTIONS

During the period ended July 31, 2005:

a) The Company paid consulting fees of $53,377 to a company controlled by a director.

b) The Company paid wages of $65,600 to directors.

c) Included in accounts payable at July 31, 2005 is $2,339 due to a company related by virtue of a common director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CAPITAL STOCK

The authorized share capital consists of 100,000,000 common shares and 20,000,000 preferred shares. As at July 31, 2005, an aggregate of 53,816,003 common shares were issued and outstanding.

The Company has the following warrants outstanding as at July 31, 2005:

Number of shares	Exercise price	Expiry date

2,346,666	$ 0.25	September 24, 2005
2,840,664	$ 0.25	November 18, 2005

The following summarizes information about the stock options outstanding as at July 31, 2005:

Exercise Price	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable
$ 0.15	500	1.71	500
$ 0.23	655,000	3.15	655,000
$ 0.42	880,000	3.74	835,000
$ 0.42	450,000	4.14	450,000
$ 0.50	200,000	4.44	116,664
$ 0.50	1,125,000	4.74	251,600
$ 0.50	2,800,000	4.95	158,300

The Company received $709,565 and issued 2,879,266 shares for the exercise of options and warrants between July 31, 2005 and the date of this report.

LIQUIDITY AND CAPITAL RESOURCES

At July 31, 2005, the Company has working capital of $103,188 (January 31, 2005 - $870,543). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.

FORWARD-LOOKING STATEMENTS

Certain information regarding the Company as set forth in the MD&A, including management’s assessment of the Company’s future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, the lack of qualified personnel or management, stock market volatility and the ability to access sufficient capital from external or internal sources. The actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits the Company will derive there from.

ADDITIONAL INFORMATION

Additional information relating too the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

AMENDED

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

Six Months Ended July 31, 2005

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Michael Levy”

President

“Kenneth W. Morgan”

Chief Financial Officer

September 6, 2005

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

		July 31, 2005	January 31, 2005 (Audited)
ASSETS

Current
Cash and cash equivalents		$116,192	$891,548
Receivables		45,274	71,263
Prepaid expenses		44,202	10,783

Total current assets		205,668	973,594

Property and equipment (Note 4)		141,336	49,825

Performance bond – restricted cash (Note 5)		956,202	966,055

		$1,303,206	$1,989,474
LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$51,402	$51,973
Other accrued liabilities		51,078	51,078

Total current liabilities		102,480	103,051

Shareholders' equity
Capital stock (Note 6)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
53,816,003	(January 31, 2005 – 51,264,537) common shares	52,488,431	51,430,792
Contributed surplus (Note 6)		1,331,044	887,432
Deficit		(48,224,360)	(44,143,412)

		5,595,115	8,174,812
Treasury stock, at cost (Note 9)
Repurchased, not cancelled
1,160,200	(January 31, 2005 – 1,660,200) common shares	(4,394,389)	(6,288,389)

		1,200,726	1,886,423
		$1,303,206	$1,989,474

Nature of operations and going concern (Note 1)

On behalf of the Board:

“Michael Levy”	Director	“Kenneth W. Morgan”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

PERIODS ENDED JULY 31

	Three months ended July 31, 2005	Three months ended July 31, 2004	Six months ended July 31, 2005	Six months ended July 31, 2004

EXPENSES
Accounting and legal	$91,881	$19,419	141,198	$67,725
Consulting fees	29,387	13,370	59,669	32,202
Depreciation	7,477	1,763	14,273	1,839
Filing fees	3,884	9,292	8,193	18,835
Insurance	187	-	549	173
Investor relations and shareholder information	54,461	17,341	136,573	48,240
Office administration	61,775	10,965	106,133	27,861
Rent	18,757	14,670	44,683	33,062
Resource property costs	269,322	24,673	910,027	52,406
Stock-based compensation (Note 7)	672,849	-	871,415	380,525
Travel	42,028	1,178	94,231	8,545
Wages and benefits	59,431	52,921	120,177	166,829

Total expenses	(1,311,439)	(165,593)	(2,507,121)	(838,242)

OTHER INCOME (EXPENSE)
Foreign exchange (loss)	(102,700)	(31,844)	(15,134)	(95,938)
Write-down of property and equipment	-	-	-	(42,705)
Gain on redemption of performance bond	-	-	-	208,944
Interest income and amortization of discount on bond	7,110	4,021	15,322	11,028

	(95,590)	(27,823)	188	81,329

Loss for the period	(1,407,029)	(193,416)	(2,506,933)	(756,913)

Deficit, beginning of period	(45,243,316)	(42,908,636)	(44,143,412)	(42,345,139)
Loss on sale of treasury stock (Note 9)	(1,574,015)	-	(1,574,015)	-

Deficit, end of period	$(48,224,360)	$(43,102,052)	(48,224,360)	$(43,102,052)

Basic and diluted loss per share	$ (0.03)	$(0.00)	$ (0.05)	$(0.02)

Weighted average number of shares outstanding	51,421,238	48,994,947	49,964,392	48,218,185

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

PERIODS ENDED JULY 31

	Three months ended July 31, 2005	Three months ended July 31, 2004	Six months ended July 31, 2005	Six months ended July 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,407,029)	$(193,416)	$(2,506,933)	$(756,913)
Items not affecting cash:
Depreciation	7,477	1,763	14,273	1,839
Stock-based compensation	672,849	-	871,415	380,525
Foreign exchange loss (gain) on performance bond	23,916	(13,828)	4,511	-
Write-down of equipment	-	-	-	42,705

Changes in non-cash working capital items:
(Increase) decrease in receivables	10,135	(5,974)	25,989	40,475
(Increase) decrease in prepaid expenses	(2,907)	(6,142)	(33,419)	(1,353)
(Decrease) increase in accounts payable and accrued liabilities	(52,222)	(41,864)	571	(2,182)

Net cash used in operating activities	(747,781)	(259,461)	(1,624,735)	(294,904)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from sale of treasury stock	-	-	319,985	-
Net proceeds from issuance of capital stock	584,300	29,000	629,837	292,325

Net cash provided by financing activities	584,300	29,000	949,822	292,325

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(5,232)	(21,875)	(100,443)	(25,577)
Purchase of performance bond	-	-	-	(389,208)
Proceeds from reduction in performance bond	-	-	-	-

Net cash used in investing activities	(5,232)	(21,875)	(100,443)	(414,785)

Change in cash and cash equivalents	(168,713)	(252,336)	(775,356)	(417,364)

Cash and cash equivalents, beginning of period	284,905	1,671,437	891,548	1,836,465

Cash and cash equivalents, end of period	$116,192	$1,419,099	$116,192	$1,419,099

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2005

___________________________________________________________________________________________________

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. On October 12, 2004, the Company changed its name from Adrian Resources Ltd. to Petaquilla Minerals Ltd. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At July 31, 2005, the Company has working capital of $103,188 (January 31, 2005 - $870,543). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (January 31, 2005 - $Nil) and a market value of $39,691 (January 31, 2005 - $37,419).

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2005

___________________________________________________________________________________________________

4, PROPERTY AND EQUIPMENT

		July 31, 2005			January 31, 2005
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$93,681	$9,798	$83,883	$12,530	$2,202	$10,328
Equipment	35,167	5,712	29,455	15,384	2,308	13,076
Furniture and fixtures	11,358	2,069	9,289	10,780	1,078	9,702
Leasehold improvements	8,951	1,840	7,111	7,781	778	7,003
Office equipment	13,789	2,191	11,598	10,796	1,080	9,716

	$162,946	$21,610	$141,336	$57,271	$7,446	$49,825

During the year ended January 31, 2005, the Company wrote-off to operations certain property and equipment with a net book value of $44,855.

During the year ended January 31, 2004, the Company wrote-off certain fully depreciated equipment with an original cost of $335,702.

5. PERFORMANCE BOND – RESTRICTED CASH

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Petaquilla property. As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142. The Company subsequently pledged a guaranteed investment certificate in the amount of $1,035,060 (US$780,000) as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2005

___________________________________________________________________________________________________

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Issued

Balance as at January 31, 2003	33,340,543	$48,842,442	$48,290
Non-brokered private placement, net of finders’ fees (a)	8,333,333	1,125,000	-
Non-brokered private placement, net of finders’ fees (b)	6,666,666	900,000	-
Exercise of stock options	489,000	87,850	(14,500)
Finder’s fee warrants	-	-	51,563
Stock-based compensation	-	-	242,469
Share issuance costs	-	(105,966)	-

Balance as at January 31, 2004	48,829,542	50,849,326	327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876

Balance as at January 31, 2005	51,264,537	$51,430,792	$887,432
Exercise of stock options	188,300	60,676	(21,631)
Exercise of warrants	2,363,166	996,963	(406,172)
Stock-based compensation	-	-	871,415

Balance as at July 31, 2005	53,816,003	$52,488,431	$1,331,044

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2005

___________________________________________________________________________________________________

7. STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s plan is 7,436,158 common shares. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2003	2,398,297	$0.15
Granted	1,180,000	0.23
Exercised	(489,000)	0.15
Expired	-	-
Forfeited	-	-

Balance at January 31, 2004	3,089,297	0.18
Granted	2,770,000	0.43
Exercised	(2,185,497)	0.17
Expired	-	-
Forfeited	(1,300,000)	0.41

Balance at January 31, 2005	2,373,800	0.36
Granted	3,925,000	0.50
Exercised	(188,300)	0.21
Expired	-
Forfeited	-

Balance at July 31, 2005	6,110,500	$0.45
Number of stock options exercisable	2,467,064

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2005

___________________________________________________________________________________________________

7. STOCK OPTIONS (cont’d...)

As at July 31, 2005, the following stock options were outstanding as follows:

Number of Shares	Exercise Price	Expiry Date

500	$0.15	April 18, 2007
655,000	$0.23	September 24, 2008
880,000	$0.42	April 28, 2009
450,000	$0.42	September 22, 2009
200,000	$0.50	January 10, 2010
1,125,000	$0.50	April 21, 2010
2,800,000	$0.50	July 11, 2010

Total stock options granted during the period ended July 31, 2005 are 3,925,000. Total stock-based compensation for the fair value of stock options granted during the current period was $871,415 which has been recorded in the interim consolidated statement of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders’ equity.The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Period Ended July 31, 2005
Risk-free interest	2.98%
Expected dividend yield	-
Expected stock price volatility	88%
Expected option life in years	2 years

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2005

___________________________________________________________________________________________________

8. SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2003	-	-

Issued	7,799,994	0.25
Expired	-	-

Balance at January 31, 2004	7,799,994	0.25

Issued	-	-
Exercised	249,498	0.25
Expired	-	-

Balance at January 31, 2005	7,550,496	$0.25

Issued	-	-
Exercised	2,363,166	0.25
Expired	-	-

Balance at July 31, 2005	5,187,330	$0.25

As at July 31, 2005, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

2,346,666	$0.25	September 24, 2005
2,840,664	$0.25	November 18, 2005

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2005

___________________________________________________________________________________________________

9. TREASURY STOCK

During the period ended July 31, 2005, the Company sold 500,000 of its shares held in treasury at a price of $0.65 per share for net proceeds of $319,985. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $1,574,015 resulting from the sale of these shares and related broker fees has been charged to deficit in the current period.

10. RELATED PARTY TRANSACTIONS

During the period ended July 31, 2005:

a) The Company paid consulting fees of $53,377 to a company controlled by a director.

b) The Company paid wages of $65,600 to directors.

c) Included in accounts payable at July 31, 2005 is $2,339 due to a company related by virtue of a common director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

/s/ Kenneth Morgan

/s/ Kenneth Morgan

Kenneth Morgan

Chief Financial Officer and Secretary

Date: November 2, 2005